August 21, 2013	Yana Dobkin Guss T +1 617 951 7109 F +1 617 235 7317 yana.guss@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kimberly A. Browning, Esq.

Re: Babson Capital Funds Trust (the “Trust”)

Dear Ms. Browning:

We are filing today via EDGAR, on behalf of Babson Capital Funds Trust, a Massachusetts Business trust, Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-188840, 811-22845) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Trust is filing an acceleration request separately and seeks to have the Registration Statement declared effective on August 21, 2013 or as soon thereafter as practicable.

This pre-effective amendment is being filed for the purpose of responding to comments from the staff of the Securities and Exchange Commission during our telephone conversations on July 14, July 21, August 12 and August 14, 2013 and to make certain other changes. This filing has been marked to indicate changes made from the initial filing of the Registration Statement on May 24, 2013. The amendment also includes the remaining exhibits to the Registration Statement.

Please direct any questions regarding this filing to me at (617) 951-7109. Thank you for your attention to this matter.

Sincerely,

/s/ Yana Dobkin Guss

Yana Dobkin Guss

cc:	Janice M. Bishop

Brian D. McCabe